Filed Pursuant to Rule 253(g)(2)
File No. 024-10843

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 3 DATED OCTOBER 18, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

RSE W42 Controlled Subsidiary – Los Angeles, CA

On October 5, 2018, we directly acquired ownership of a “wholly-owned subsidiary”, W42 (the “RSE W42 Controlled Subsidiary”), for an initial purchase price of approximately $1,363,000, which is the initial stated value of our equity interest in the RSE W42 Controlled Subsidiary (the “RSE W42 Investment”). The RSE W42 Controlled Subsidiary used the proceeds to close on the acquisition of a multi-tenant building containing six residential units totaling + / - 6,982 square feet of gross rentable area and + / - 6,000 square feet of net rentable area on a +/- 7,499 square foot lot (the “W42 Property”). Each unit is roughly 1,000 square feet consisting of two bed and one bathroom layout. The closing of both the initial RSE W42 Investment and the W42 Property occurred concurrently.

The Fundrise eFUND - W42 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE W42 Investment (the “RSE W42 Operative Agreements”), we have full authority for the management of the RSE W42 Controlled Subsidiary, including the W42 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the RSE W42 Investment, paid directly by the RSE W42 Controlled Subsidiary.

The W42 Property was acquired for a purchase price of approximately $1,363,000, which includes an acquisition fee of $26,500. We anticipate minor hard costs of approximately $20,000 to perform common area improvements, bringing the total projected costs for the W42 Property to approximately $1,383,000. The minor renovations are expected to be completed while the tenants are still occupying the Property. No financing was used for the acquisition of the W42 Property.

The W42 Property totals 6,982 gross square feet across one building and is located in the 90018 zip code of Los Angeles, CA. As of October 5, 2018, all six of the residential units were occupied at the Property. The Property was constructed in 1925 and the build is of concrete and brick.

The West Adams neighborhood is one of the oldest neighborhoods in Los Angeles with most of its buildings constructed from 1880 to 1925. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles and the University of Southern California. With the city-wide housing shortage, we feel this well located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Renovation Cost	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Gross Exit Price	Projected Hold Period (Years)
W42	6.3% - 12.4%	$25,000	3.0%	3.0%	$1,952,000 - $2,544,000	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.